Points Recognized on Canada’s 2017 List of Fastest-
Growing Software Companies by PROFIT 500
Canadian Business unveils 29th annual list of Canada’s Fastest-Growing Companies

TORONTO, SEPTEMBER 14, 2017 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, announces it has ranked No. 58 on the 29th annual PROFIT 500 ranking of Canada’s Fastest-Growing Software Companies by Canadian Business, and No. 345 on the list of companies overall. Ranking Canada’s Fastest-Growing Companies by five-year revenue growth, the PROFIT 500 profiles the country’s most successful growth companies. A joint venture between Canada’s premier business and current affairs media brands, the PROFIT 500 is published in the October issue of Maclean’s magazine and online at CanadianBusiness.com.

This distinction follows Points’ consistent record of profitability, with a five-year revenue growth of 162%. Such growth has enabled Points to make an appearance on this list for the sixth year in a row. By building up a strong balance sheet, the company is in a position to continue to deliver innovative ecommerce solutions to both its new and existing partners.

“As a proud Canadian company, we are thrilled to once again be named as one of Canada’s Fastest-Growing Companies,” said Rob MacLean, CEO of Points. “Loyalty program members continue to look for more ways to interact with their favourite currencies and this achievement truly reflects our success in rising to that challenge by making the world’s loyalty currencies as accessible and convenient as possible.”

“It is never easy to earn a spot on the PROFIT 500, but this year’s applicant pool was the most competitive yet,” says Deborah Aarts, PROFIT 500 program manager. “This year’s winners demonstrate the resilience, innovation and sheer management smarts it takes to build a thriving business today. Canada—and the world—needs more entrepreneurial success stories like these.”

Points' Loyalty Commerce Platform is a world leading open e-commerce platform that offers transaction-level opportunities to power products and services that allow loyalty programs to drive increased revenue and member engagement. Along with powering a range of private label products for individual loyalty programs, the Points Loyalty Wallet connects digital wallets, apps and merchants to their users like never before. It seamlessly integrates

Loyalty into everyday transactions, delivering personalized, relevant value to millions of consumers.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog.

About the PROFIT 500
For 29 years, the PROFIT 500 has been Canada’s most respectable and influential ranking of entrepreneurial achievement. Developed by PROFIT and now published in Maclean’s magazine and at CanadianBusiness.com, the PROFIT 500 ranks Canadian companies on five-year revenue growth. For more information on the ranking visit PROFIT500.com or CanadianBusiness.com.

About Canadian Business
Founded in 1928, Canadian Business is the longest-serving and most-trusted business publication in the country. It is the country's premier media brand for executives and senior business leaders. It fuels the success of Canada's business elite with a focus on the things that matter most: leadership, innovation, business strategy and management tactics. Learn more at CanadianBusiness.com.

CONTACT POINTS
Points Public Relations
Catherine Lowe
catherine.lowe@points.com
647-539-1310